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                      PIMCO FUNDS:  MULTI-MANAGER SERIES
                             2187 Atlantic Street
                              Stamford, CT 06902
                                (203) 352-4920

                                            December 5, 1997


ELECTRONIC SUBMISSION - VIA EDGAR
---------------------------------
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549


     Re: PIMCO Funds: Multi-Manager Series (the "Trust") - CIK No. 0000867297 Request for Withdrawal of Amendment to Registration Statement on Form N-1A; File No. 033-36528
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Ladies and Gentlemen:

     Pursuant to paragraph (a) of Rule 477 (the "Rule") under the Securities Act of 1933, I hereby request on behalf of the Trust that the Commission withdraw Post-Effective Amendment No. 27 (the "Amendment") to the Trust's Registration Statement on Form N-1A. The Amendment was filed with the Securities and Exchange Commission (the "Commission") on October 10, 1997 (access no. 0000950109-97-006302) to add a new series, the Active Short-Term Fund, to the Trust.

     The Trust has no present intention of initiating operations or offering shares of the Active Short-Term Fund and would like to avoid costs associated with adding the series at this time. The Amendment would make no other material changes to the Trust's currently effective registration statement.
Accordingly, the Trust believes that withdrawing the Amendment at this time would be consistent with the public interest and the protection of investors in accordance with the Rule.

     If the Commission consents to the withdrawal, I would request that copies of the Commission's order granting the withdrawal be forwarded to my attention and to the attention of Suzanne Lambert, Ropes & Gray, One International Place, Boston, MA 02110-2624. Please direct any questions you may have with respect to this application to me at the number indicated above or, in my absence, to Suzanne Lambert (617- 951-7595) or J.B. Kittredge (617- 951-7392) of Ropes & Gray.


                                      PIMCO FUNDS: MULTI-MANAGER SERIES



                                      Newton B. Schott, Jr.
                                      Clerk

DCS/as

cc:  Ruth Sanders, Division of Investment Management
     R. Wesley Burns
     Teresa Wagner
     J.B. Kittredge, Jr.
     David Sullivan